UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EXTERRAN CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

3022H106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3022H106

1	Names of Reporting Persons MTP ENERGY MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0

		6	Shared Voting Power 1,976,557

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 1,976,557

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,976,557

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.47%

12	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 3022H106

1	Names of Reporting Persons MAGNETAR FINANCIAL LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 1,978,827

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,978,827

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,978,827

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.47%

12	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 3022H106

1	Names of Reporting Persons MAGNETAR CAPITAL PARTNERS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0

		6	Shared Voting Power 1,978,827

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 1,978,827

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,978,827

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.47%

12	Type of Reporting Person (See Instructions) HC, PN

CUSIP No. 3022H106

1	Names of Reporting Persons SUPERNOVA MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 1,978,827

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,978,827

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,978,827

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.47%

12	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 30227H106

1	Names of Reporting Persons ALEC N. LITOWITZ

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 1,978,827

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,978,827

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,978,827

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.47%

12	Type of Reporting Person (See Instructions) HC, IN

SCHEDULE 13G

Item 1(a)	Name of Issuer. Exterran Corporation (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices. 4444 Brittmoore Road Houston, Texas 77041

Item 2(a)

Name of Person Filing.

This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i)              MTP Energy Management LLC (“MTP Energy Management”)

ii)             Magnetar Financial LLC (“Magnetar Financial”);

iii)            Magnetar Capital Partners LP (Magnetar Capital Partners”);

iv)           Supernova Management LLC (“Supernova Management”); and

v)            Alec N. Litowitz (“Mr. Litowitz”).

This statement relates to the Shares (as defined herein) held for MTP Energy Fund Ltd and Magnetar Systematic Multi-Strategy Master Fund Ltd, both Cayman Islands exempted companies (the “Magnetar Funds”).  Magnetar Financial serves as the sole member of MTP Energy Management, a Delaware limited liability company.  MTP Energy Management is a relying adviser of Magnetar Financial, and serves as the investment manager to MTP Energy Fund Ltd.  Magnetar Financial serves as the investment manager to Magnetar Systematic Multi-Strategy Master Funds Ltd.  In such capacity, MTP Energy Management exercises voting and investment power over the common shares held for the account of MTP Energy Fund Ltd and Magnetar Financial exercises voting and investment power over the common shares held for the account of Magnetar Systematic Multi-Strategy Master Fund Ltd.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)

Address of Principal Business Office.
The address of the principal business office of each of MTP Energy Management, Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)

Place of Organization.

i)      MTP Energy Management is a Delaware limited liability company;

ii)     Magnetar Financial is a Delaware limited liability company;

iii)    Magnetar Capital Partners is a Delaware limited partnership;

iv)   Supernova Management is a Delaware limited liability company; and

v)    Mr. Litowitz is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities. Common Stock, par value $0.01 per share (the “Shares”)
Item 2(e)	CUSIP Number. 30227H106

Item 3	Reporting Person.
(e)	☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E)
(g)	☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.
Item 4 (a)

Amount beneficially owned:

(i)  As of December 31, 2018, MTP Energy Fund Ltd held 1,976,557 Shares and Magnetar Systematic Multi-Strategy Master Fund Ltd held 2,270 Shares which represents approximately 5.47% of the outstanding Shares of the Issuer (based upon the information provided by the Issuer in its most recently filed registration statement on 10Q, there were approximately 36,153,310 shares outstanding as of November 6, 2018).

Item 4 (b)

Percent of class:

(i) As of December 31, 2018, each of Reporting Persons were deemed to be the beneficial owner constituting approximately 5.47% of the total number of Shares outstanding (based upon the information provided by the Issuer in its most recently filed registration statement on 10Q, there were approximately 36,153,310 shares outstanding as of November 6, 2018).

Item4(c)	Number of shares of which such person has:

MTP Energy Management:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,976,557
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,976,557

Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,978,827
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,976,827

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.
This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.
This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019	MTP ENERGY MANAGEMENT LLC

	By:	Magnetar Financial LLC, its Sole Member

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC,
the General Partner of Magnetar Capital Partners LP, Sole Member of Magnetar Financial LLC

Date: February 14, 2019	MAGNETAR FINANCIAL LLC

	By:	Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC,
the General Partner of Magnetar Capital Partners LP

Date: February 14, 2019	MAGNETAR CAPITAL PARTNERS LP

	By:	Supernova Management LLC, its General
Partner

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC

Date: February 14, 2019	SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

Date: February 14, 2019	/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Ex.
A	Joint Filing Agreement